

Mail Stop 3628

December 29, 2006

By Facsimile (281.283.5369) and U.S. Mail
David S. Wise
Cyberonics, Inc.
100 Cyberonics Boulevard
Houston, TX 77058

    Re: **Cyberonics, Inc.**
           Preliminary Proxy Statement on Schedule 14A
           Filed December 22, 2006
           File No. 000-19806

Dear Mr. Wise:

       We have reviewed the filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   The preliminary proxy statement filed was not identified with the appropriate header tag to indicate the materials relate to a contest. Thus, please resubmit this filing with the PREC14A Edgar header tag to so indicate. Contact Sylvia J. Pilkerton in the Office of Edgar and Information Analysis by facsimile at (202) 772.9216 to request guidance on resubmitting the filing with the appropriate header tag. Additionally, please revise your disclosure to more prominently acknowledge the contesting proxy materials.

Who is participating in the proxy solicitation and who will pay for this cost, page 3

2.   We note that you may employ various methods to solicit proxies, including mail, telephone, facsimile or electronically. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

3.   If solicitation via the internet is among the methods you may employ to solicit proxies, please tell us whether you plan to solicit via internet chat rooms, and if so, tell us which websites you plan to utilize.

Closing Information

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since you are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures you have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David S. Wise
Cyberonics, Inc.
December 29, 2006
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions